UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K   ☐Form 20-F   ☐Form 11-K  ☒ Form 10-Q   ☐ Form N-SAR   ☐Form N-CSR

For Period Ended: September 30, 2023

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

RBB BANCORP

(Full Name of Registrant)

001-38149	27-2776416
(Commission	(IRS Employer
File Number)	Identification No.)

Not Applicable

(Former Name if Applicable)

1055 Wilshire Blvd., 12th floor

(Address of Principal Executive Office (Street and Number))

Los Angeles, CA 90017

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the review of RBB Bancorp’s (the “Company”, “we”, “us” or “our”) interim financial statements for the three months ended September 30, 2023, the Company’s independent registered public accounting firm identified an adjustment to the Company’s noninterest income and net income during the interim period. The Company received a $5.0 million grant as a part of the Community Development Financial Institution Equitable Recovery Program award (the “Award”) during the interim period, which was previously recorded as noninterest income. The Company had previously announced in its quarterly earnings release that the Company’s noninterest income for the three months ended September 30, 2023 was $7.7 million, which included the full amount of the $5.0 million Award received. The Company subsequently determined that the income recognition should be deferred and not included in noninterest income for the interim period.  As a result, the Company’s noninterest income for the three months ended September 30, 2023 was $2.8 million, and its net income for the interim period was $8.5 million instead of the $12.0 million previously announced in the Company’s quarterly earnings release.

Management of the Company and the Company’s independent public accounting firm re-evaluated the Company’s internal control over financial reporting related to infrequent transactions such as the income recognition for the Award and concluded that a material weakness existed in that area.  As a result, management of the Company determined that the Company’s internal control over financial reporting and disclosure controls and procedures were not effective as of September 30, 2023.

Because the adjustment was identified one day before the planned filing of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Form 10-Q”), the Company was unable to adequately and timely address the adjustment within the Form 10-Q without unreasonable effort and expense. The Company expects to file the Form 10-Q no later than the November 14, 2023 expiration of the extension period.

The Company has provided a copy of the foregoing disclosures to its independent registered public accounting firm.

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as "expect," "will," "working," and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-Q. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company's financial reporting, including the possibility that the Company will not be able to file the Form 10-Q within the five-day extension permitted by the rules of the U.S. Securities and Exchange Commission, and the possibility that the ongoing review may identify errors or control deficiencies in the Company's accounting practices. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Alex Ko	(213)	533-7919
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RBB BANCORP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

RBB BANCORP (Registrant)

Dated: November 13, 2023	By:	/s/ Alex Ko
Alex Ko
Chief Financial Officer